SD
3/5/02


02007317


RECEIVED
FEB 2 8 2002
PROCESSING

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-46627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brookwood Securities Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Tozer Road
(No. and Street)

Beverly (City) MA (State) 01915 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eve Trkla (978) 927-8300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

29 Parker Street (Address) Gardner (City) MA (State) 01440 (Zip Code)

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eve M. Trkla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Securities Partners, LP, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



Signature

Chief Financial Officer

Title

Notary Public

Gladys M. Fernandez
NOTARY PUBLIC
My commission expires Aug. 27, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookwood Securities Partners, L.P.

Financial Statements and Supplemental Material

Years Ended December 31, 2001 and 2000

Brookwood Securities Partners, L.P.

Contents



BDO Seidman, LLP
Accountants and Consultants

P.O. Box 369
29 Parker Street
Gardner, Massachusetts 01440-0369
Telephone: (978) 632-3050
Fax: (978) 632-1975

Independent Auditors' Report

To the Partners of
Brookwood Securities Partners, L.P.

We have audited the accompanying statement of financial condition of Brookwood Securities Partners, L.P. (the "Partnership") as of December 31, 2001, and the related statements of income, changes in partners' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Brookwood Securities Partners, L.P. as of December 31, 2000, were audited by other auditors whose report dated January 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Securities Partners, L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the 2001 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

January 16, 2002

Brookwood Securities Partners, L.P.

Statements of Financial Condition

December 31,	**2001**	2000
Assets		
Cash and cash equivalents	**$1,065,673**	$952,753
Due from affiliates	**25,062**	-
Prepaid expenses and other assets	**10,354**	9,850
Total assets	**$1,101,089**	$962,603
Liabilities and Partners' Equity		
Commissions payable	**$ 14,766**	$ -
Accounts payable and accrued expenses	**20,012**	21,048
Total liabilities	**34,778**	21,048
Partners' equity:		
General partner	**10,663**	9,416
Limited partner	**1,055,648**	932,139
Total partners' equity	**1,066,311**	941,555
Total liabilities and partners' equity	**$1,101,089**	$962,603

See accompanying notes to financial statements.

Brookwood Securities Partners, L.P.

Statements of Income

Years ended December 31,	**2001**	2000
Revenues:		
Commissions	**$928,816**	$1,927,523
Interest income	**37,080**	55,007
	965,896	1,982,530
Expenses:		
Broker salaries	**620,881**	1,067,367
General and administrative	**115,293**	125,681
	736,174	1,193,048
Net income	**$229,722**	$ 789,482

See accompanying notes to financial statements

Brookwood Securities Partners, L.P.

Statements of Changes in Partners' Equity

Years ended December 31, 2001 and 2000	General Partner	Limited Partner	Total Partners' Capital
Balance at December 31, 1999	$10,544	$1,043,828	$1,054,372
Distributions	(9,023)	(893,276)	(902,299)
Net income	7,895	781,587	789,482
Balance at December 31, 2000	9,416	932,139	941,555
Distributions	(1,050)	(103,916)	(104,966)
Net income	2,297	227,425	229,722
Balance at December 31, 2001	$10,663	$1,055,648	$1,066,311

See accompanying notes to financial statements.

Brookwood Securities Partners, L.P.

Statements of Cash Flows

Years ended December 31,	**2001**	2000
Cash flows from operating activities:		
Net income	**$ 229,722**	$ 789,482
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	**-**	521,701
Due from affiliates	**(25,062)**	-
Prepaid expenses and other assets	**(504)**	(260)
Commissions payable	**14,766**	(332,000)
Accounts payable and accrued expenses	**(1,036)**	(789)
Net cash provided by operating activities	**217,886**	978,134
Cash flows from financing activities:		
Partner distributions	**(104,966)**	(902,299)
Net cash used by financing activities	**(104,966)**	(902,299)
Net increase in cash and cash equivalents	**112,920**	75,835
Cash and cash equivalents, beginning of year	**952,753**	876,918
Cash and cash equivalents, end of year	**$1,065,673**	$ 952,753

See accompanying notes to financial statements.

1. Organization

Brookwood Securities Partners, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Partnership was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the National Association of Securities Dealers, Inc. The programs are managed by affiliates of the Partnership. The general partner, Brookwood Securities Co., Inc. owns 1% of the partnership interests, and the limited partner, Brookwood Financial Partners, L.P. owns the remaining 99% of the partnership interests.

2. Summary of Significant Accounting Policies

Financial Reporting

The financial statements of the Partnership have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash investments with a maturity, at date of purchase, of three months of less are considered to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Partnership earns commissions and non-accountable expense reimbursement revenue if and when direct participation programs for which the Partnership acts as the placement agent are fully capitalized. Commission revenue for the year ended December 31, 2000 includes $7,050 of revenue earned from the sale of investments to employees of the general partner.

Income Taxes

The Partnership is not subject to Federal or state income taxes. Each partner is required to report on its Federal and state income tax returns its share of the Partnership's income, gains, losses, deductions and credits. Accordingly, there is no provision for income taxes in the accompanying financial statements.

3. Net Capital Requirements

The Partnership, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital of $5,000 for the Partnership and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2001, the Partnership had $1,030,895 of net capital which was $1,025,895 in excess of required net capital. The Partnership's net capital ratio was .03 to 1 as of December 31, 2001.

4. Reserve and Control Requirements

The Partnership is in compliance with the exemptive provisions of the Securities Exchange Act of 1934 rule 15c3-3, the "Computation for Determination of Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

Supplemental Material

Brookwood Securities Partners, L.P.

Computation of Net Capital and Required Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

Year ended December 31,	2001
Net partners' capital:	
Total partners' equity qualified for net capital	$1,066,311
Less non-allowable assets	$ 35,416
Net capital	$1,030,895
Aggregate indebtedness:	
Commissions payable	$ 14,766
Accounts payable and accrued expenses	20,012
Total aggregate indebtedness	$ 34,778
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$1,025,895
Excess net capital at 1,000 percent	$1,025,895
Ratio: Aggregate indebtedness to net capital	$ .03 to 1

Reconciliation with Partnership's computation (included in Part II or IIA of Form X- 17A-5 as of December 31, 2001):

There was no material difference between the Partnership's computation of net capital and minimum net capital required as included in Part IIA of Form X-17A-5 as of December 31, 2001.